UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-50612

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Unique Logistics International, Inc.

Full Name of Registrant

Former Name if Applicable

154-09 146th Avenue

Address of Principal Executive Office (Street and Number)

Jamaica, NY 11434

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unique Logistics International, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended May 31, 2024 (the “Annual Report”) by the August 29, 2024 filing date applicable to smaller reporting companies due to a delay experienced by the Company in completing its financial statements in the Annual Report. As a result, the Company is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the year ended May 31, 2024 to be included in the Annual Report. The Company anticipates that it will file the Annual Report no later than the 15th calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sunandan Ray	(718)	978-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $6.8 million for the fiscal year ended May 31, 2024, compared to net income of $8.2 million for the fiscal year ended May 31, 2023, primarily as a result of loss from operations of approximately $4.3 million during fiscal 2024, compared to income from operations of $10.5 million for fiscal 2023, and non-recurring expenses in the amount of $11.1 million during fiscal 2024, offset by an income tax benefit of approximately $8.7 million for fiscal 2024 compared to income tax expense of $1.4 million during fiscal 2023.

Approximately $9.6 million of such non-recurring expenses was SPAC merger termination cost resulting from the March 1, 2024 termination of the Agreement and Plan of Merger by and among Edify Acquisition Corp. (“Edify”), Edify Merger Sub, Inc. (“Merger Sub”) and the Company, dated as of December 18, 2022, pursuant to which the Company was to be merged with and into Merger Sub, with the Company surviving the merger as a wholly-owned subsidiary of Edify. Part of the SPAC merger termination cost consists of the cost of warrants that the Company has agreed to issue to the lenders party to its related financing agreement. Though these warrants have not yet been issued, the Company estimated their fair market value at $6.5 million and recorded such expense as a long-term liability on its consolidated balance sheet. Also included in the SPAC merger termination cost is a $3.0 million fee that the Company agreed to pay certain of its lenders to waive certain events of default, which was deemed fully earned on the effective date of the termination of the merger agreement.

As a result of the termination of the merger agreement, the Company also recognized an impairment charge of previously deferred offering costs in the amount of $3.1 million.

The above non-recurring losses were partially offset by a $5.9 million reduction from a previously recorded derivative liability arising from an anti-dilution provision in the Company’s convertible preferred stock Series A, C and D.

The foregoing financial information is unaudited and preliminary and is subject to change based upon the Company’s completion of the year end audit.

UNIQUE LOGISTICS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 29, 2024	By:	/s/ Sunandan Ray
	Name:	Sunandan Ray
	Title:	Chief Executive Officer